Exhibit A

        Electronic Retailing Systems International, Inc.
         Announces Failure of Condition to Combine with
                     Telepanel Systems Inc.


NORWALK, Conn., March 17/PRNewswire/--Electronic Retailing Systems International, Inc. (ERS) (Nasdaq:ERSI) announced today that the condition to closing contained in its combination agreement with Telepanel Systems Inc. (Nasdaq Small Cap: TLSIF)("Telepanel") requiring confirmation that the transaction would qualify for pooling-of-interests accounting treatment has failed to be satisfied. ERS stated that such failure followed successive discussions by Telepanel with the U.S. Securities and Exchange Commission addressing the effects of a debenture financing undertaken by Telepanel in October 1997. ERS stated that its Board of Directors did not intend to waive the condition to combine regarding qualification for pooling-of-interests accounting treatment.

/CONTACT: Bruce F. Failing, Jr. of Electronic Retailing Systems
International, Inc., 203-849-2500; or Roanne Kulakoff of Kekst and Company, 212-521-4800, for ERS/